UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Vicuron Pharmaceuticals Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

926471103

(CUSIP Number)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒ (Only with respect to James H. Cavanaugh, Ph.D.).

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 926471103	13D/A	Page 2 of 9 pages

1.	NAME OF REPORTING PERSON; I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Claudio Quarta, Ph.D.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: 1,387,202 shares 8. SHARED VOTING POWER: None 9. SOLE DISPOSITIVE POWER: 1,387,202 shares 10. SHARED DISPOSITIVE POWER: None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,387,202 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 2.5%[1]
14.	TYPE OF REPORTING PERSON: IN
[1]	Percentages (for all reporting persons herein) are based on 55,017,455 shares of common stock outstanding on August 30, 2004. In accordance with the rules of the Securities and Exchange Commission, each person’s percentage interest is calculated by dividing the number of shares that such person beneficially owns, calculated under Rule 13d-3 of the Act, by the sum of (a) the total number of shares of common stock outstanding on August 30, 2004 plus (b) the number of shares that such person has the right to acquire within 60 days of August 30, 2004 (including, for example, upon exercise of options that are vested as of August 30, 2004 or that are scheduled to vest within 60 days of August 30, 2004).

CUSIP NO. 926471103	13D/A	Page 3 of 9 pages

1.	NAME OF REPORTING PERSON; I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Francesco Parenti, Ph.D.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: 923,038 shares 8. SHARED VOTING POWER: None 9. SOLE DISPOSITIVE POWER: 923,038 shares 10. SHARED DISPOSITIVE POWER: None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 923,038 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 1.7%[2]
14.	TYPE OF REPORTING PERSON: IN
[2]	See Footnote 1.

CUSIP NO. 926471103	13D/A	Page 4 of 9 pages

1.	NAME OF REPORTING PERSON; I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) George F. Horner III
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: 898,437 shares[3] 8. SHARED VOTING POWER: None 9. SOLE DISPOSITIVE POWER: 898,437 shares[3] 10. SHARED DISPOSITIVE POWER: None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 898,437 shares[3]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 1.6%[4]
14.	TYPE OF REPORTING PERSON: IN
[3]	Mr. Horner’s beneficial ownership includes 11,250 shares of common stock held by Mr. Horner, 3,125 shares held by Mr. Horner’s son, 3,125 shares held by Mr. Horner’s daughter and 887,187 shares subject to options held by Mr. Horner that are exercisable within 60 days of August 30, 2004. However, Mr. Horner disclaims beneficial ownership of the shares held by his son and daughter except to the extent of his pecuniary interest therein.
[4]	See Footnote 1.

CUSIP NO. 926471103	13D/A	Page 5 of 9 pages

1.	NAME OF REPORTING PERSON; I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James H. Cavanaugh, Ph.D.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF; OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: 31,063 shares[5] 8. SHARED VOTING POWER: 1,561,400 shares[5] 9. SOLE DISPOSITIVE POWER: 31,063 shares 10. SHARED DISPOSITIVE POWER: 1,561,400 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,592,463 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 2.9%[6]
14.	TYPE OF REPORTING PERSON: IN
[5]	Dr. Cavanaugh’s beneficial ownership includes 10,179 shares of common stock held by Dr. Cavanaugh, 20,884 shares subject to options held by Dr. Cavanaugh that are exercisable within 60 days of August 30, 2004, and 1,561,400 shares held by HealthCare Ventures V, L.P. (“HCV”), a Delaware limited partnership. Dr. Cavanaugh is a general partner of HealthCare Partners V, L.P., which is the general partner of HCV. As such, he may be deemed to have voting and dispositive power over the shares held by HCV. However, Dr. Cavanaugh disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.
[6]	See Footnote 1.

CUSIP NO. 926471103	13D/A	Page 6 of 9 pages

This statement constitutes Amendment No. 2 to the Schedule 13D initially filed on August 9, 2002, as amended on March 17, 2003, regarding Vicuron Pharmaceuticals Inc., a Delaware corporation formerly known as “Versicor Inc.” Only those items that are reported hereby are amended. All other items remain unchanged. All capitalized terms shall have the meanings assigned to them in the Schedule 13D, as amended to date, unless otherwise indicated herein.

Item 1.

(a)	Name of Issuer:

Vicuron Pharmaceuticals Inc. (formerly known as Versicor Inc.) (“Vicuron”)

(b)	Address of Issuer’s Principal Executive Office:

455 S. Gulph Road, Suite 305, King of Prussia, Pennsylvania 19406

Item 4.

(a) Purpose of Transaction.

Stockholders Agreement

Mr. Horner and Drs. Cavanaugh, Quarta and Parenti (the “Stockholders”) previously entered into that certain Stockholders Agreement dated as of July 30, 2002 (the “Stockholders Agreement”). On September 22, 2004, the Stockholders entered into that certain Amendment of Stockholders Agreement (the “Amendment”) pursuant to which the Stockholders terminated the Stockholders Agreement as of September 22, 2004.

For more details on the Stockholders Agreement, please see the description set forth in Item 6 below, the copy of the Stockholders Agreement, which was attached as Exhibit 3 to the initial filing of this Schedule 13D and is incorporated by reference herein, and the Amendment to the Stockholders Agreement, which is attached hereto as Exhibit 7 and is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

(a) and (b) Ownership of Shares of Vicuron:

The following information with respect to the ownership of the common stock by the natural persons identified in the tables preceding Item 1 of this Amendment No. 2 to Schedule 13D (the “Reporting Persons”) is provided as of the date of this Amendment No. 2 to Schedule 13D, except as otherwise described herein.

Amount beneficially owned:

See Row 11 of cover page for each Reporting Person and related footnotes.

Percent of class:

See Row 13 of cover page for each Reporting Person and related footnotes.

CUSIP NO. 926471103	13D/A	Page 7 of 9 pages

Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Row 7 of cover page for each Reporting Person and related footnotes.

(ii)	Shared power to vote or to direct the vote:

See Row 8 of cover page for each Reporting Person and related footnotes.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 9 of cover page for each Reporting Person and related footnotes.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 10 of cover page for each Reporting Person and related footnotes.

(c)	Describe recent transactions.

Except for the Amendment entered into by the Stockholders, the Reporting Persons have not effected any transaction relating to Vicuron securities during the past 60 days, except as follows:

•	on September 14, 2004, Dr. Quarta sold 5,000 shares of common stock in an open-market sale on the Nasdaq National Market at a price of $16.43 per share;

•	on September 14, 2004, Dr. Quarta sold 5,000 shares of common stock in an open-market sale on the Nasdaq National Market at a price of $16.41 per share;

•	on September 14, 2004, Dr. Quarta sold 5,000 shares of common stock in an open-market sale on the Nasdaq National Market at a price of $16.3269 per share;

•	on September 14, 2004, Dr. Quarta sold 2,500 shares of common stock in an open-market sale on the Nasdaq National Market at a price of $16.31 per share;

•	on September 14, 2004, Dr. Quarta sold 5,000 shares of common stock in an open-market sale on the Nasdaq National Market at a price of $16.2684 per share;

•	on August 2, 2004, Dr. Parenti sold 4,000 shares of common stock in an open-market sale on the Nasdaq National Market at a price of $10.00 per share;

•	on August 2, 2004, Dr. Parenti sold 3,000 shares of common stock in an open-market sale on the Nasdaq National Market at a price of $10.08 per share;
•	on August 3, 2004, Dr. Parenti sold 145 shares of common stock in an open-market sale on the Nasdaq National Market at a price of $10.10 per share;

•	on August 3, 2004, Dr. Parenti sold 2,500 shares of common stock in an open-market sale on the Nasdaq National Market at a price of $9.9204 per share;

•	on August 4, 2004, Dr. Parenti sold 2,500 shares of common stock in an open-market sale on the Nasdaq National Market at a price of $9.7072 per share;

•	on August 4, 2004, Dr. Parenti sold 2,500 shares of common stock in an open-market sale on the Nasdaq National Market at a price of $9.80 per share;

•	on August 4, 2004, Dr. Parenti sold 2,355 shares of common stock in an open-market sale on the Nasdaq National Market at a price of $9.90 per share;

•	on August 5, 2004, Dr. Parenti sold 1,603 shares of common stock in an open-market sale on the Nasdaq National Market at a price of $9.80 per share;

•	on August 6, 2004, Dr. Parenti sold 3,000 shares of common stock in an open-market sale on the Nasdaq National Market at a price of $9.20 per share;

•	on August 6, 2004, Dr. Parenti sold 3,397 shares of common stock in an open-market sale on the Nasdaq National Market at a price of $9.5473 per share;

•	on August 9, 2004, Dr. Parenti sold 3,000 shares of common stock in an open-market sale on the Nasdaq National Market at a price of $9.40 per share;

•	on August 9, 2004, Dr. Parenti sold 3,000 shares of common stock in an open-market sale on the Nasdaq National Market at a price of $9.35 per share;

•	on August 10, 2004, Dr. Parenti sold 3,000 shares of common stock in an open-market sale on the Nasdaq National Market at a price of $8.95 per share;

•	on August 10, 2004, Dr. Parenti sold 3,000 shares of common stock in an open-market sale on the Nasdaq National Market at a price of $9.00 per share;

•	on August 10, 2004, Dr. Parenti sold 3,000 shares of common stock in an open-market sale on the Nasdaq National Market at a price of $9.10 per share;

•	on August 11, 2004, Dr. Parenti sold 3,000 shares of common stock in an open-market sale on the Nasdaq National Market at a price of $9.17 per share;

•	on August 11, 2004, Dr. Parenti sold 3,000 shares of common stock in an open-market sale on the Nasdaq National Market at a price of $9.25 per share;

•	on August 11, 2004, Dr. Parenti sold 3,000 shares of common stock in an open-market sale on the Nasdaq National Market at a price of $9.50 per share;

•	on August 12, 2004, Dr. Parenti sold 3,000 shares of common stock in an open-market sale on the Nasdaq National Market at a price of $13.00 per share;

•	on August 12, 2004, Dr. Parenti sold 5,000 shares of common stock in an open-market sale on the Nasdaq National Market at a price of $13.10 per share;

•	on August 12, 2004, Dr. Parenti sold 5,000 shares of common stock in an open-market sale on the Nasdaq National Market at a price of $12.50 per share;

•	on August 12, 2004, Dr. Parenti sold 4,000 shares of common stock in an open-market sale on the Nasdaq National Market at a price of $12.80 per share;

•	on August 13, 2004, Dr. Parenti sold 5,000 shares of common stock in an open-market sale on the Nasdaq National Market at a price of $12.80 per share;

•	on August 13, 2004, Dr. Parenti sold 3,000 shares of common stock in an open-market sale on the Nasdaq National Market at a price of $12.50 per share;

•	on August 13, 2004, Dr. Parenti sold 3,000 shares of common stock in an open-market sale on the Nasdaq National Market at a price of $12.30 per share;

•	on August 16, 2004, Dr. Parenti sold 3,000 shares of common stock in an open-market sale on the Nasdaq National Market at a price of $12.65 per share;

•	on August 16, 2004, Dr. Parenti sold 4,000 shares of common stock in an open-market sale on the Nasdaq National Market at a price of $13.00 per share;

•	on August 17, 2004, Dr. Parenti sold 3,000 shares of common stock in an open-market sale on the Nasdaq National Market at a price of $13.00 per share;

•	on September 9, 2004, Dr. Parenti sold 5,000 shares of common stock in an open-market sale on the Nasdaq National Market at a price of $16.0034 per share;

•	on September 9, 2004, Dr. Parenti sold 5,000 shares of common stock in an open-market sale on the Nasdaq National Market at a price of $16.0160 per share;

•	on September 9, 2004, Dr. Parenti sold 5,000 shares of common stock in an open-market sale on the Nasdaq National Market at a price of $16.0442 per share;

•	on September 9, 2004, Dr. Parenti sold 700 shares of common stock in an open-market sale on the Nasdaq National Market at a price of $16.00 per share;

•	on September 13, 2004, Dr. Parenti sold 4,300 shares of common stock in an open-market sale on the Nasdaq National Market at a price of $16.4051 per share;

•	On August 13, 2004, Dr. Parenti exercised stock options to purchase 50,000 shares at an exercise price of $10.62 per share and sold the 50,000 shares in an open-market sale on the Nasdaq National Market at a price of $12.40 per share.

•	On August 16, 2004, Dr. Parenti exercised stock options to purchase 35,000 shares at an exercise price of $10.62 per share and sold the 35,000 shares in an open-market sale on the Nasdaq National Market at a price of $12.77 per share.

•	On August 18, 2004, Dr. Parenti exercised stock options to purchase 30,000 shares at an exercise price of $10.62 per share and sold the 30,000 shares in an open-market sale on the Nasdaq National Market at a price of $13.75 per share.

•	On August 20, 2004, Dr. Parenti exercised stock options to purchase 20,000 shares at an exercise price of $10.62 per share and sold the 20,000 shares in an open-market sale on the Nasdaq National Market at a price of $14.90 per share.

•	On September 9, 2004, Dr. Parenti exercised stock options to purchase 2,000 shares at an exercise price of $10.62 per share and sold the 2,000 shares in an open-market sale on the Nasdaq National Market at a price of $15.75 per share.

•	On September 9, 2004, Dr. Parenti exercised stock options to purchase 4,000 shares at an exercise price of $10.62 per share and sold the 4,000 shares in an open-market sale on the Nasdaq National Market at a price of $15.71 per share.

•	On September 9, 2004, Dr. Parenti exercised stock options to purchase 4,000 shares at an exercise price of $10.62 per share and sold the 4,000 shares in an open-market sale on the Nasdaq National Market at a price of $15.70 per share.

•	On September 13, 2004, Dr. Parenti exercised stock options to purchase 10,000 shares at an exercise price of $10.62 per share and sold the 10,000 shares in an open-market sale on the Nasdaq National Market at a price of $16.62 per share.

•	On September 21, 2004, Dr. Parenti exercised stock options to purchase 10,000 shares at an exercise price of $10.62 per share and sold the 10,000 shares in an open-market sale on the Nasdaq National Market at a price of $15.88 per share.

•	On September 22, 2004, Dr. Parenti exercised stock options to purchase 1,200 shares at an exercise price of $10.62 per share and sold the 1,200 shares in an open-market sale on the Nasdaq National Market at a price of $15.30 per share.

•	On September 22, 2004, Dr. Parenti exercised stock options to purchase 2,000 shares at an exercise price of $10.62 per share and sold the 2,000 shares in an open-market sale on the Nasdaq National Market at a price of $15.28 per share.

•	On September 22, 2004, Dr. Parenti exercised stock options to purchase 6,800 shares at an exercise price of $10.62 per share and sold the 6,800 shares in an open-market sale on the Nasdaq National Market at a price of $15.25 per share.

•	On September 22, 2004, Dr. Parenti exercised stock options to purchase 10,000 shares at an exercise price of $10.62 per share and sold the 10,000 shares in an open-market sale on the Nasdaq National Market at a price of $15.89 per share.

•	On September 27, 2004, Dr. Parenti exercised stock options to purchase 2,500 shares at an exercise price of $10.62 per share and sold the 2,500 shares in an open-market sale on the Nasdaq National Market at a price of $15.00 per share.

(e)	Date the reporting person ceased to be the beneficial owner of more than 5% of the class of securities (if applicable).

On September 22, 2004, each of the Reporting Persons ceased to be a beneficial owner of more than 5% of the class of securities.

Item 6. Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer.

Stockholders Agreement

On July 30, 2002, the Stockholders entered into the Stockholders Agreement, which

CUSIP NO. 926471103	13D/A	Page 8 of 9 pages

required the parties thereto to take and refrain from taking certain actions with regard to voting the shares of common stock held by them as specified in the Stockholders Agreement. On September 22, 2004, the Stockholders entered into the Amendment pursuant to which the Stockholders terminated the Stockholders Agreement as of September 22, 2004.

The foregoing description of the Stockholders Agreement is qualified in its entirety by reference to the full text of such agreement, which was attached as Exhibit 3 to the initial filing of this Schedule 13D and is incorporated by reference herein, and the Amendment to the Stockholders Agreement, which is attached hereto as Exhibit 7 and is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	[intentionally omitted]

Exhibit 2	[intentionally omitted]

Exhibit 3	Stockholders Agreement dated as of July 30, 2002, by and among George F. Horner III, Dr. James H. Cavanaugh, Dr. Claudio Quarta and Dr. Francesco Parenti (previously filed as Exhibit 3 to the Initial Filing of this Schedule 13D filed August 9, 2002 and incorporated herein by this reference).

Exhibit 4	[intentionally omitted]

Exhibit 5	[intentionally omitted]

Exhibit 6	[intentionally omitted]

Exhibit 7	Amendment of Stockholders Agreement dated as of September 22, 2004, by and among George F. Horner III, Dr. James H. Cavanaugh, Dr. Claudio Quarta and Dr. Francesco Parenti.

CUSIP NO. 926471103	13D/A	Page 9 of 9 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Claudio Quarta, Ph.D.

Date: September 30, 2004		/S/ CLAUDIO QUARTA, PH.D.
Claudio Quarta, Ph.D.

Francesco Parenti, Ph.D.

Date: October 1, 2004		/S/ FRANCESCO PARENTI, PH.D.
Francesco Parenti, Ph.D.

George F. Horner III

Date: October 1, 2004		/S/ GEORGE F. HORNER III
George F. Horner III

James H. Cavanaugh, Ph.D.
Date: October 4, 2004

	By:	/S/ JEFFREY STEINBERG
Jeffrey Steinberg, Attorney-in-Fact

EXHIBIT INDEX

Pursuant to Item 601(a)(2) of Regulation S-K, this exhibit index immediately precedes the exhibits.

Exhibit No.	Description

Exhibit 1	[intentionally omitted]

Exhibit 2	[intentionally omitted]

Exhibit 3	Stockholders Agreement dated as of July 30, 2002, by and among George F. Horner III, Dr. James H. Cavanaugh, Dr. Claudio Quarta and Dr. Francesco Parenti (previously filed as Exhibit 3 to the Initial Filing of this Schedule 13D filed August 9, 2002 and incorporated herein by this reference).

Exhibit 4	[intentionally omitted]

Exhibit 5	[intentionally omitted]

Exhibit 6	[intentionally omitted]

Exhibit 7	Amendment of Stockholders Agreement dated as of September 22, 2004, by and among George F. Horner III, Dr. James H. Cavanaugh, Dr. Claudio Quarta and Dr. Francesco Parenti.

10